John Hancock Municipal Securities Trust
601 Congress Street
Boston, Massachusetts 02210
October 6, 2014

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attention:  Ashley Vroman-Lee

Re:	John Hancock Municipal Securities Trust (the “Trust”)—Request for Withdrawal of Registration Statement on Form N-14 under the Securities Act of 1933, as amended (File No. 333-199165)

Dear Ms. Vroman-Lee:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the Registration Statement on Form N-14 (the “Registration Statement”) relating to John Hancock Tax-Free Bond Fund, a series of the Trust, which was filed with the U.S. Securities and Exchange Commission on October 3, 2014 (Accession No.  0001133228-14-003644).

The Trust is making this application for withdrawal of the Registration Statement because the Registration Statement was incomplete and filed in error.  No securities have been issued or sold in connection with the Registration Statement.

If you have any questions, please feel free to contact me at (617) 663-4324.

Very truly yours,

John Hancock Municipal Securities Trust

By:	/s/ Nicholas J. Kolokithas
Name:	Nicholas J. Kolokithas
Title:	Assistant Secretary